FIRST AMENDMENT TO
LOAN AGREEMENT AND LOAN DOCUMENTS

THIS FIRST AMENDMENT TO LOAN AGREEMENT AND LOAN DOCUMENTS (this "*First Amendment*") is made and entered into as of this 9ᵗʰ day of July, 2020, and effective as of June 9, 2020, by and among (A) (i) **MVP HAWAII MARKS GARAGE, LLC**, a Delaware limited liability company ("*MVP Hawaii*"), (ii) **MVP INDIANAPOLIS CITY PARK GARAGE, LLC**, a Delaware limited liability company ("*MVP City Park*"), (iii) **MVP INDIANAPOLIS WASHINGTON STREET LOT, LLC**, a Delaware limited liability company ("*MVP Washington Street*"), (iv) **MVP NEW ORLEANS RAMPART, LLC**, a Delaware limited liability company ("*MVP New Orleans*"), (v) **MVP RAIDER PARK GARAGE, LLC**, a Delaware limited liability company ("*MVP Raider Park*"), and (vi) **MVP MILWAUKEE WELLS LLC**, a Nevada limited-liability company ("*MVP Milwaukee*"; each of MVP Hawaii, MVP City Park, MVP Washington Street, MVP New Orleans, MVP Raider Park and MVP Milwaukee are, together with their respective permitted successors and assigns, a "*Borrower*" and collectively, "*Borrowers*"), (B) **THE PARKING REIT, INC.**, a Maryland corporation ("*Guarantor*"), and (C) **LCC WAREHOUSE V LLC**, a Delaware limited liability company (together with its successors and assigns, "*Lender*"), successor-in-interest to LoanCore Capital Credit REIT LLC, a Delaware limited liability company ("*Original Lender*").

RECITALS:

WHEREAS, Borrowers, on the one hand, and Original Lender, on the other hand, entered into that certain Loan Agreement dated as of November 30, 2018 (the "*Original Loan Agreement*"), pursuant to which Original Lender agreed to make a secured loan to Borrowers in the original principal amount of Thirty-Nine Million Five Hundred Thousand and No/100 Dollars ($39,500,000.00) (the "*Loan*").

WHEREAS, as of March 5, 2019, all of Original Lender's right, title and interest in the Loan was assigned to Lender, and Lender is the holder of the Loan as of the date hereof.

WHEREAS, in addition to the obligations of Borrowers in connection with the Loan, the Loan has been guaranteed in part by Guarantor, pursuant to that certain Guaranty of Recourse Obligations dated as of November 30, 2018, made by Guarantor in favor of Lender (the "*Recourse Guaranty*").

WHEREAS, at Borrowers' request, Borrowers and Lender have agreed to amend the Loan Agreement to provide for, *inter alia*, (i) a deferral of a portion of Borrowers' required monthly interest payments to Lender for the Payment Dates occurring in (a) June 2020, (b) July 2020, (c) August 2020, (d) September 2020, (e) October 2020, and (f) November 2020, (ii) a waiver of Borrowers' required monthly contributions into the Capital Expense Reserve Subaccount for the Payment Dates occurring in (a) June 2020, (b) July 2020, (c) August 2020, (d) September 2020, (e) October 2020, and

(f) November 2020, (iii) the creation of a shortfall reserve and the reallocation of funds in certain Subaccounts to be utilized in such reserve, (iv) Lender's approval of prospective amendments and modifications to certain Leases at the Properties, (v) the commencement of a Cash Management Period as of the date hereof, which Cash Management Period shall remain in place through the Initial Maturity Date, and (vi) additional recourse liability to Guarantor under the Recourse Guaranty in the event that Borrowers do not timely repay certain amounts due and payable to Lender pursuant to the terms and conditions of this First Amendment.

NOW, THEREFORE, in consideration of the mutual covenants and conditions contained herein, the receipt and sufficiency of which are hereby acknowledged, Borrowers, Guarantor and Lender hereby agree as follows:

AGREEMENT:

1.   Incorporation of Recitals.   The Recitals set forth above are hereby incorporated herein and made a part hereof.

2.   Definitions.

(a)   The following defined terms are hereby added to Section 1.1 of the Original Loan Agreement (in alphabetical order):

(i)   "*Deferral Completion Date*" shall mean the date on which Borrower had paid to Lender in full (i) all Accrued Interest that accrued during the Partial Interest Deferral Period, (ii) the entirety of the Deferred CapEx Amount and (iii) the entirety of the CapEx Shortfall Amount.

(ii)   "*First Amendment*" shall mean that certain First Amendment to Loan Agreement and Loan Documents dated as of July ___, 2020, and effective as of June 9, 2020, by and among Borrowers, Guarantor and Lender.

(iii)   "*Modified Pay Rate*" shall mean for any Interest Period during the Partial Interest Deferral Period, the LIBOR Spread plus the greater of (x) LIBOR for such Interest Period (without taking into account the LIBOR Floor set forth in the definition of LIBOR) and (y) the Modified LIBOR Floor (in lieu of the LIBOR Floor set forth in the definition of LIBOR) (or, when applicable pursuant to this Agreement or any other Loan Document, the Default Rate).

(iv)   "*Modified LIBOR Floor*" shall mean 0.50%.

(v)   "*Original Closing Date*" shall mean November 30, 2018.

(vi)   "*Partial Interest Deferral Period*" shall mean the period of time commencing on the Payment Date occurring in June, 2020 through and including the day immediately preceding the Initial Maturity Date.

(vii)   "*Partial Interest Deferred Payments Repayment Date*" shall mean the Initial Maturity Date, or such earlier date upon which the final payment of

2

principal of the Note becomes due and payable, whether by declaration of acceleration, or otherwise.

(viii)   "***Shortfall***" shall mean the insufficiency of funds projected by Lender in its sole and absolute discretion (which determination shall be conclusive absent manifest error) to be available on deposit in the Cash Management Account on any Payment Date to fully fund the (a) the payment into the Tax Subaccount required to be made under Section 3.3 of the Original Loan Agreement or clause (i) of Section 3.15(a) of the Original Loan Agreement, as applicable, (b) the payment into the Insurance Subaccount required to be made under Section 3.4 of the Original Loan Agreement or clause (ii) of Section 3.15(a) of the Original Loan Agreement, as applicable, (c) the monthly fees charged by the Cash Management Bank in accordance with the Cash Management Agreement, (d) the interest due on such Payment Date required to be paid to Lender pursuant to clause (iv) of Section 3.15(a) of the Original Loan Agreement (subject to any deferral pursuant to this First Amendment), (e) the payment into the Ground Rent Subaccount required to be made under Section 3.12 of the Original Loan Agreement or clause (v) of Section 3.15(a) of the Original Loan Agreement, to the extent applicable, and/or (f) the payment to Borrowers of an amount equal to Approved Operating Expenses including, without limitation, during a Cash Management Period the Monthly Operating Expense Budgeted Amount pursuant to clause (vii) of Section 3.15(a) of the Original Loan Agreement (the amounts required to be paid by Borrowers and described in clauses (a) through (f) above being referred to herein as the "***Required Payments***").

(b)   Section 1.2 of the Original Loan Agreement is hereby amended by inserting the following definitions in the appropriate alphabetical order:

(i)   "*Accrued Interest*" - 2.2.1(b)

(ii)   "*CapEx Shortfall Amount*" - First Amendment

(iii)   "*Deferred CapEx Amount*" - First Amendment

(iv)   "*Required Payments*" - 1.1 (definition of Shortfall)

(v)   "*Shortfall Reserve Subaccount*" - First Amendment

3.   Monthly Interest Payment Deferral. Section 2.2.1 of the Original Loan Agreement is hereby deleted in its entirety and replaced with the following text:

"**2.2.1 Generally**.

(a)   From and after the date hereof, interest on the unpaid Principal shall accrue at the Interest Rate and be due and payable as hereinafter provided. On the Original Closing Date, Borrowers paid interest on the unpaid Principal at the Interest Rate from the Original Closing Date through and including December 8, 2018. On January 9, 2019 and each Payment Date thereafter through and including the Maturity Date, Borrowers shall pay (or to the extent such Payment Date has passed, have paid) interest on the unpaid Principal which has accrued through the last

3

day of the Interest Period immediately preceding such Payment Date. All accrued and unpaid interest and unpaid Principal shall be due and payable on the Maturity Date. If the Loan is repaid on any date other than on a Payment Date (whether prior to or after the Stated Maturity Date), Borrowers shall also pay interest (including any Accrued Interest) that would have accrued on such repaid Principal at the Interest Rate through and including the last day of the Interest Period in which such payment is made.

(b)   Notwithstanding anything to the contrary in the foregoing clause (a), Lender has agreed that a portion of the interest due and payable during the Partial Interest Deferral Period shall be deferred such that on each Payment Date during the Partial Interest Deferral Period (i.e., on the Payment Dates occurring in (i) June 2020, (ii) July 2020, (iii) August 2020, (iv) September 2020, (v) October 2020, and (vi) November 2020), Borrowers shall pay interest on the unpaid Principal at the Modified Pay Rate. Additionally, interest accrued on the Loan at the Interest Rate and not paid during the Partial Interest Deferral Period (i.e., the difference between the interest accrued at the Interest Rate and the interest accrued at the Modified Pay Rate during the Partial Interest Deferral Period) shall itself accrue interest at the Interest Rate, compounded monthly on each Payment Date (all such accrued interest and all interest accrued thereon, is herein referred to collectively as "*Accrued Interest*"). On the Initial Maturity Date (i.e., the Payment Date occurring in December 2020), in addition to any other amounts due and payable to Lender under the Loan Documents, Borrowers shall pay to Lender the entire amount of Accrued Interest. Any unpaid amounts hereunder are due upon the Partial Interest Deferred Payments Repayment Date."

4.   Capital Expense Reserves.

(a)   Notwithstanding anything to the contrary set forth in Section 3.5 of the Original Loan Agreement, provided no Event of Default is then continuing, solely with respect to the Payment Dates occurring in (a) June 2020, (b) July 2020, (c) August 2020, (d) September 2020, (e) October 2020, and (f) November 2020, Borrowers' obligation to make the $6,307.50 monthly deposit into the Capital Expense Reserve Subaccount on each such Payment Date shall be deferred, with such deferred amounts to be delivered to Lender pursuant to clause (b) below (the aggregate sum of deferred monthly deposits under this clause (a) shall be referred to herein as the "*Deferred CapEx Amount*").

(b)   In addition to any other amounts due and payable to Lender under the Loan Documents, on or before the Initial Maturity Date (i.e., the Payment Date occurring in December 2020), Borrowers shall pay to Lender the entire Deferred CapEx Amount, and Lender will transfer such amount into the Capital Expense Reserve Subaccount to be utilized by Borrowers pursuant to Section 3.5 of the Original Loan Agreement and this First Amendment.

(c)   In accordance with the terms and conditions of Section 5(c) hereof, upon written notice to Lender, in connection with any Payment Date occurring prior to the Initial Maturity Date, Borrowers may request to transfer an aggregate amount not to exceed $50,000.00 from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount, which funds shall be utilized by Lender on the subject Payment Date to cover any then-existing Shortfalls (as defined below).

5.   Shortfall Reserve.

(a)   On the date hereof, a Subaccount shall be established for the purpose of creating a reserve for Shortfalls (the "*Shortfall Reserve Subaccount*").

(b)   Upon Borrower's delivery of such documentation as requested by Lender and Lender's review and approval thereof, Lender shall transfer the aggregate sum of $233,400.00 from the following Subaccounts to the Shortfall Reserve Subaccount, which funds may thereafter be utilized in accordance with the terms and conditions of this Section 5:

(i)   Lender shall transfer $87,500.00 from the Required Repairs Subaccount to the Shortfall Reserve Subaccount;

(ii)   Lender shall transfer $105,000.00 from the Rollover Reserve Subaccount to the Shortfall Reserve Subaccount; and

(iii)   Lender shall transfer $40,900.00 from the Raider Park Subaccount to the Shortfall Reserve Subaccount.

(c)   In addition to the foregoing, at Borrowers' written request with respect to any Payment Date occurring prior to the Initial Maturity Date, or if at any time Lender determines in its sole and absolute discretion that the undisbursed balance of the Shortfall Reserve Subaccount is not sufficient to cover the Shortfall existing on any Payment Date, provided no Event of Default is then continuing, Lender shall transfer funds from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount, which amount shall be utilized to cover such Shortfall in accordance with this Section 5.

(i)   Provided no Event of Default is continuing, the right to transfer funds from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount is a continuing right, and, accordingly, funds may be transferred as needed for Shortfalls from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount, provided, however, that the aggregate amount of funds transferred from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount over the Term pursuant to this clause (c) shall not exceed $50,000.00 (the aggregate sum of funds transferred from the Capital Expense Reserve Subaccount to the Shortfall Reserve Subaccount under this clause (c) shall be referred to herein as the "*CapEx Shortfall Amount*").

(ii)   In addition to any other amounts due and payable to Lender under the Loan Documents, on or before the Initial Maturity Date (i.e., the Payment Date occurring in December 2020), Borrowers shall repay to Lender the entire CapEx Shortfall

Amount, and Lender will transfer such funds into the Capital Expense Reserve Subaccount to be utilized by Borrowers pursuant to Section 3.5 of the Original Loan Agreement and this First Amendment.

(d)   Provided that no Event of Default has occurred and is continuing (other than an Event of Default that can be avoided by the operation of this Section 5), if on any Payment Date during the continuance of a Cash Management Period there is a Shortfall, then Lender shall disburse to itself funds from the Shortfall Reserve Subaccount for application in accordance with Sections 3.15(a)(i), 3.15(a)(ii), 3.15(a)(iii), 3.15(a)(iv), 3.15(a)(v) and 3.15(a)(vii) of the Original Loan Agreement to cover any such Shortfall, and such disbursement shall be credited towards the applicable payment amount under Sections 3.15(a)(i), 3.15(a)(ii), 3.15(a)(iii), 3.15(a)(iv), 3.15(a)(v) and/or 3.15(a)(vii) hereof. Additionally, provided no Event of Default has occurred and is continuing, Lender shall have the right (in the absence of any request for disbursement from Borrowers), but not the obligation, concurrently with written notice thereof to Borrowers, to disburse to itself funds from the Shortfall Reserve Subaccount to cover any such Shortfall, if any, on any Payment Date and such disbursement shall be credited towards Borrowers' obligation to pay the applicable Required Payment (as defined below). Notwithstanding anything herein to the contrary, Lender shall only be obligated to disburse and apply such funds from the Shortfall Reserve Subaccount in the manner described above to the extent of available funds then on deposit in the Shortfall Reserve Subaccount.

6.   Lease and Management Agreement Approvals.

(a)   As of the date hereof, in accordance with the terms and conditions of Section 5.10.2 of the Original Loan Agreement, Lender hereby approves the following amendments and/or modifications to Material Leases or management agreements as requested by Borrowers from Lender:

(i)   That certain Master Amendment of Leases dated as of April 20, 2020, by and between MVP Realty Advisors, LLC, a Nevada limited liability company, and SP Plus Corporation, a Delaware corporation ("*SP Plus*"), which modifies that certain Lease dated as of January **24**, 2018, by and between MVP Hawaii, as landlord, and SP Plus with respect to the Hawaii Property;

(ii)   That certain First Amendment to Lease dated as of May 14, 2020 (the "*New Orleans Amendment*"), by and between MVP New Orleans, and 342 N. Rampart, L.L.C., a Louisiana limited liability company, which amends the New Orleans Lease with respect to the New Orleans Property; and

(iii)   That certain Parking Management Agreement dated as of May 18, 2020, by and between MVP City Park, as owner, and Denison Parking, Inc., an Indiana corporation, as operator, with respect to the City Park Property.

(b)   On the date hereof, in connection with the requirement that MVP New Orleans directly pay Ground Rent with respect to the New Orleans Ground Lease through December 31, 2020, pursuant to Section 3 of the New Orleans Amendment, Borrowers shall pay to Lender $20,185.97, and such amount will be transferred by Lender to the Ground Rent Subaccount. In accordance with the terms and conditions of Section 3.12 of the Original Loan Agreement, provide no Event of Default has occurred and is continuing, Lender shall (i) apply the funds in the Ground Rent Subaccount to payments of Ground Rent required to be made by MVP New Orleans under the New Orleans Ground Lease (as amended) or (ii) reimburse Borrowers for such amounts upon presentation of evidence of payment by Borrowers, reasonably satisfactory to Lender, of the same.

(c)   For the avoidance of doubt, in accordance with Section 5.10.2 of the Original Loan Agreement, any proposed amendment or modification of any Material Lease at any Property, including, without limitation, either Lease at the Raider Park Property with Isom Maintenance Company, LLC, a Texas limited liability company, as tenant, shall require Lender's prior written consent.

7.   City Park Property Lease Default. Notwithstanding anything in the Original Loan Agreement to the contrary, in connection with the existing tenant default under that certain Lease dated as of August 19, 2015, by and between MVP City Park, as landlord, and ABM Onsite Services – Midwest, Inc., a Delaware corporation, as tenant, any Lease Termination Payments or other amounts paid to any Borrower with respect to such Lease (any such funds shall be referred to herein as "*ABM Lease Amounts*") shall be immediately paid to Lender for transfer into the Cash Collateral Subaccount. Provided no Event of Default has occurred and is continuing, upon Borrowers' written request, Lender shall apply ABM Lease Amounts towards (i) Borrowers' obligation to repay the Accrued Interest to Lender pursuant to Section 2.2.1(b) of the Loan Agreement, (ii) Borrowers' obligation to repay the Deferred CapEx Amount to Lender pursuant to Section 4(b) hereof and/or (iii) Borrowers' obligation to repay the CapEx Shortfall Amount to Lender pursuant to Section 5(c)(ii) hereof.

8.   Cash Management Period. Notwithstanding anything in the Original Loan Agreement to the contrary, as of the date hereof, a Cash Management Period shall be deemed to have commenced, and such Cash Management Period shall remain in place until the date on which Lender delivers written notice to Borrowers that such Cash Management Period has ended, but in no event shall such Cash Management Period end prior to the Initial Maturity Date. Provided no Event of Default has occurred and is continuing, upon Borrowers' written request, Lender shall apply any funds deposited in the Cash Collateral Subaccount during the continuance of such Cash Management Period towards (i) Borrowers' obligation to repay the Accrued Interest to Lender pursuant to Section 2.2.1(b) of the Loan Agreement, (ii) Borrowers' obligation to repay the Deferred CapEx Amount to Lender pursuant to Section 4(b) hereof and/or (iii) Borrowers' obligation to repay the CapEx Shortfall Amount to Lender pursuant to Section 5(c)(ii) hereof.

9.   Additional Guaranteed Obligations. Notwithstanding anything in the Recourse Guaranty or the other Loan Documents to the contrary, the defined term "*Guaranteed Obligations*" in Section 1(b) of the Recourse Guaranty shall be deleted and replaced with the following:

"(b)   The term "*Guaranteed Obligations*" means (i) Borrowers' Recourse Liabilities, (ii) from and after the date that any Springing

Recourse Event occurs, payment of all the Debt as and when the same is due in accordance with the Loan Documents (and whether accrued prior to, on or after such date), and (iii) the due and punctual payment in full of (x) the Accrued Interest to Lender pursuant to Section 2.2.1(b) of the Loan Agreement, (y) the Deferred CapEx Amount to Lender pursuant to Section 5(b) of this First Amendment and (z) the CapEx Shortfall Amount to Lender pursuant to Section 5(c)(ii) of this First Amendment."

10.   Representations, Warranties and Covenants.

(a)   Each Borrower and Guarantor hereby represents that the Properties have been affected by the COVID-19 pandemic.

(b)   Each Borrower and Guarantor, as the case may be, hereby remakes as of the date hereof, all of the representations and warranties set forth in Article 4 of the Original Loan Agreement and Section 3 of the Recourse Guaranty, respectively, as modified hereby, and the other Loan Documents, as modified hereby, which representations and warranties shall be given as of the date hereof and shall survive the execution and delivery of this First Amendment, but only to the extent such representations and warranties are not matters which by their nature can no longer be true and correct as a result of the passage of time and do not constitute a Default or an Event of Default.

(c)   Borrowers hereby represent and warrant that, to the best of each Borrower's knowledge, no Default, Event of Default, breach or failure of condition has occurred, or would exist with notice or the lapse of time or both, under any of the Loan Documents, as modified by this First Amendment. Each Borrower hereby further represents that all representations and warranties herein and in the other Loan Documents made by Borrowers are true and correct in all material respects.

(d)   Each Borrower understands and acknowledges that, except as expressly provided in this First Amendment, Lender has not waived any right of Lender or obligation of Borrowers or Guarantor under the Loan Documents and Lender has not agreed to any modification of any provision of any Loan Document or to any extension of the Loan.

(e)   No Borrower has created, incurred, assumed, permitted or suffered to exist any Lien on all or any portion of any Property or any direct or indirect legal or beneficial ownership interest in any Borrower, except Liens in favor of Lender and Permitted Encumbrances.

(f)   As of the date hereof, each Borrower and Guarantor hereby fully releases Lender and Servicer from any liability of any kind arising out of or in connection with the Loan or the Loan Documents existing or hereafter accruing with respect to matters prior to the date hereof, whether known or unknown; provided that the foregoing release shall not apply to any liability under this First Amendment or any liability due to the fraud, gross negligence or willful misconduct of Lender or Servicer.

(g)   Each Borrower is a duly organized limited liability company, in good standing under the laws of the state of its formation. Each Borrower has full legal power and authority to execute and deliver this First Amendment; the officer of each Borrower executing this First Amendment have been duly authorized to execute and deliver this First Amendment; this First Amendment constitutes valid and binding obligations of Borrowers in accordance with its terms; and neither the execution and delivery of this First Amendment, nor the performance and observation of its terms, constitute a violation or conflict with the organizational documents or requirements of any Borrower, or any law or regulation applicable to any Borrower, or will result in a breach or contravention of any provision, or constitute a default under any agreement, instrument, certificate of formation, operating agreement, other document, law or regulation binding or enforceable upon any Borrower.

(h)   Guarantor is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland. Guarantor has full legal power and authority to execute and deliver this First Amendment; the officer of Guarantor executing this First Amendment has been duly authorized to execute and deliver this First Amendment; this First Amendment constitutes valid and binding obligations of Guarantor in accordance with its terms; and neither the execution and delivery of this First Amendment, nor the performance and observation of its terms, constitute a violation or conflict with the organizational documents or requirements of Guarantor, or any law or regulation applicable to Guarantor, or will result in a breach or contravention of any provision, or constitute a default under any agreement, instrument, certificate of formation, operating agreement, other document, law or regulation binding or enforceable upon Guarantor.

(i)   Each Borrower and Guarantor hereby represents and warrants to Lender that, as of the date hereof, (i) none of any Borrower, Guarantor or any direct or indirect owner of any Borrower or Guarantor has any claims or counterclaims against Lender with respect to the Loan or any collateral for the Loan or otherwise relating to the Loan or the subject matter of any of the Loan Documents, (ii) neither any Borrower or Guarantor have any offsets or defenses with respect to any of its respects obligations or liabilities under the Loan Documents or otherwise to the enforcement by Lender of its rights and remedies as provided in the Loan Documents and (iii) to the extent any Borrower or Guarantor has any such claims, counterclaims, offset or defense, each Borrower and Guarantor hereby affirmatively WAIVES and RENOUNCES such claims, counterclaims, offset or defense as of the date hereof.

(j)   Each Borrower and Guarantor shall cooperate with Lender, at their own expense, with respect to the matters addressed in this First Amendment. Upon Lender's request, Borrowers and/or Guarantor shall duly execute and deliver, or cause to be duly executed and delivered, to Lender such further instruments, agreements, and documents, and do or cause to be done such further acts as may be necessary or proper in the reasonable opinion of Lender to carry out more effectively the provisions of this First Amendment or the Loan Documents.

(k)   As of the date hereof, the outstanding Principal amount of the Loan is Thirty-Nine Million Five Hundred Thousand and No/100 Dollars ($39,500,000.00).

11. Defined Terms.

(a) All capitalized terms used herein and not otherwise defined shall have the defined meanings set forth in the Original Loan Agreement. References to "*the Agreement*" or "*this Agreement*" in the Original Loan Agreement or to the "*Loan Agreement*" in any other Loan Document shall mean and refer to the Original Loan Agreement, as amended by this First Amendment.

(b) The following definitions set forth in the Loan Documents are amended to include the Accrued Interest, as permitted by this First Amendment: (i) "Debt" and (ii) "Loan." Provided further, from and after the date hereof, all references to interest throughout any of the provisions in any of the Loan Documents (to the extent such provisions are not expressly modified in this First Amendment) shall be deemed to include any Accrued Interest.

12. No Other Changes; Ratification of Loan Agreement. This First Amendment shall only modify or amend the Original Loan Agreement to the extent provided herein, and all other conditions, covenants and agreements in the Original Loan Agreement shall remain in full force and effect. If there is a conflict between the provisions contained in this First Amendment and the provisions of the Original Loan Agreement, this First Amendment shall control. Whether or not specifically amended by this First Amendment, all of the terms and provisions of the Original Loan Agreement are hereby amended to the extent necessary to give effect to the purpose and intent of this First Amendment.

13. Complete Agreement; Amendment; Waiver; Counterparts. This First Amendment constitutes the complete agreement between the parties with respect to the subject matter hereof; it supersedes all previous understandings, if any, between the parties except as otherwise provided herein; no oral or implied understandings, representations or warranties shall vary its terms; and neither it nor any of its provisions may be amended or waived other than by a written instrument executed and delivered by the parties. This First Amendment or any such amendment or waiver may be executed in several counterparts, each of which shall be considered a duplicate original and the same instrument. Execution and delivery of this First Amendment by portable document format ("*PDF*") copy bearing the PDF signature of any party hereto shall constitute a valid and binding execution and delivery of this First Amendment by such party. Such PDF copies shall constitute enforceable original documents.

14. Interpretation. No provision of this First Amendment shall be construed against or interpreted to the disadvantage of any party to this First Amendment by any court or other governmental or judicial authority by reason of such party's having or being deemed to have structured or dictated such provision.

15. Consent Not A Waiver of Any Other Rights. This First Amendment and the agreements evidenced hereby do not waive any rights under applicable laws and regulations and under the Loan Documents. This First Amendment is not a waiver of any other requirement of the Loan and Loan Documents and applies only to the express terms and conditions herein. The granting of such consent and the execution of this First Amendment in no way obligates the Lender or any subsequent holder of the Loan, to grant

any future consents or waivers nor does it establish in any way a pattern or practice of dealing that any Borrower or Guarantor may rely upon in seeking any other consent or waiver.

16.   No Novation. The execution and delivery of this First Amendment and any other documents required herein will not be interpreted or construed as, and in fact does not constitute, a novation, payment, or satisfaction of all or any portion of the Loan or any other obligations pursuant to the Loan Documents.

17.   Time of Essence. Time is of the essence with respect to each term, condition and covenant of this First Amendment.

18.   Effective Date. This First Amendment shall be deemed to be effective as of June 9, 2020. Solely with respect to the monthly payments due and payable to Lender on the Payment Date occurring in June 2020, notwithstanding the date on which such payments have been received by Lender, for all purposes hereunder, the payment of such amounts to Lender in accordance with this First Amendment shall be deemed to have been made on June 9, 2020, and no Late Payment Charge, Default or Event of Default shall arise or apply with respect to such payments.

19.   Governing Law. The validity, interpretation, enforcement, and effect of this First Amendment shall be governed by, and construed in accordance with, the laws governing the Loan Documents.

20.   Severability; Captions. The invalidity or unenforceability of any provision in this First Amendment in any particular respect shall not affect the validity and enforceability of any other provision of this First Amendment or of the same provision in any other respect. The captions at the beginning of this First Amendment are for the convenience of the reader and shall be ignored in construing this First Amendment.

21.   Effectiveness. This First Amendment shall only be effective upon (i) the execution and delivery of this First Amendment by each Borrower, Guarantor and Lender, (ii) Borrowers' payment to Lender, concurrently with the execution of this First Amendment, of all out-of-pocket costs and expenses incurred by the Lender in connection with this First Amendment, including, without limitation, reasonable attorneys' fees and expenses, and (iii) no Event of Default shall exist under the Loan Documents and Borrowers shall be in compliance with the terms and conditions of the Loan Documents.

22.   Reaffirmation of Guarantor. Guarantor acknowledges the amendments and modifications of the Original Loan Agreement pursuant to this First Amendment (including, without limitation, the amendment to the Recourse Guaranty pursuant to Section 9 hereof) and hereby ratify and reaffirm all of the terms, covenants and conditions of the Recourse Guaranty, and agree that, except as expressly provided herein, the Recourse Guaranty remains unmodified and in full force and effect and enforceable in accordance with its terms. Guarantor specifically, but not by way of limitation, hereby further reaffirms that its obligations under the Recourse Guaranty are separate and distinct from Borrowers' obligations under the Loan Documents.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, Borrowers, Guarantor and Lender have caused this First Amendment to be duly executed by their duly authorized representatives, all as of the day and year first above written.

BORROWERS:

MVP HAWAII MARKS GARAGE, LLC,
a Delaware limited liability company

By: MVP Realty Advisors, LLC,
a Nevada limited-liability company,
its manager

By: M. Shustek
Name: Michael V. Shustek
Title: Manager

MVP INDIANAPOLIS CITY PARK GARAGE, LLC,
a Delaware limited liability company

By: MVP Realty Advisors, LLC,
a Nevada limited-liability company,
its manager

By: M. Shustek
Name: Michael V. Shustek
Title: Manager

MVP INDIANAPOLIS WASHINGTON STREET LOT, LLC,
a Delaware limited liability company

By: MVP Realty Advisors, LLC,
a Nevada limited-liability company,
its manager

By: M. Shustek
Name: Michael V. Shustek
Title: Manager

MVP NEW ORLEANS RAMPART, LLC,
a Delaware limited liability company

By: MVP Realty Advisors, LLC,
a Nevada limited-liability company,
its manager

By: M. Shustek
Name: Michael V. Shustek
Title: Manager

MVP RAIDER PARK GARAGE, LLC,
a Delaware limited liability company

By: MVP Realty Advisors, LLC,
a Nevada limited-liability company,
its manager

By: M. Shustek
Name: Michael V. Shustek
Title: Manager

MVP MILWAUKEE WELLS LLC,
a Nevada limited-liability company

By: MVP Realty Advisors, LLC,
a Nevada limited-liability company,
its manager

By: M. Shustek
Name: Michael V. Shustek
Title: Manager

[*Additional Signature Pages Follow*]

GUARANTOR'S CONSENT

The undersigned Guarantor hereby consents to the terms and provisions of the foregoing First Amendment to Loan Agreement and Loan Documents and the transactions contemplated thereby, hereby reaffirms its obligations under the Recourse Guaranty, and reaffirms its waiver of each and every one of the defenses to such obligations as set forth in the Recourse Guaranty.

GUARANTOR:

THE PARKING REIT, INC.,
a Maryland corporation

By: _____

    Name: Michael V. Shustek
    Title: Chief Executive Officer

[Additional Signature Page Follows]

LENDER:

LCC WAREHOUSE V LLC,
a Delaware limited liability company

By:_____
    Name:
    Title: